SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.	UNIPAR – UNIÃO DE INDÚSTRIAS	LANXESS PARTICIPAÇÕES LTDA.
PETROQUÍMICAS S.A.
A Public Held Company	A Public Held Company
CNPJ nº 42.150.391/0001 - 70	CNPJ nº 33.958.695/0001-78	CNPJ nº 09.124.110/0001-30

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

A Public Held Company
CNPJ nº 29.667.227/0001 -77

RELEVANT FACT

Transfer of control of Petroflex Indústria e Comércio S.A.

In furtherance to the information provided in the Relevant Fact disclosed on December 13th, 2007, and in compliance with the provisions set forth in Section 157, Paragraph 4th, of the Brazilian Federal Law No. 6,404/76 (“Law No. 6,404/76 “) and the Brazilian Securities Commission (Comissão de Valores Mobiliários - “CVM”) Instruction No. 358/02 (“Instruction No. 358/02”), Petroflex Indústria e Comércio S.A. (“Petroflex”), Braskem S.A. (“Braskem”), Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”) and the other Petroflex’s shareholders parties to the Share Purchase Agreement executed on December 13th, 2007 (the “Agreement”) (Braskem, Unipar and such other shareholders, the “Selling Shareholders”), and Lanxess Participações Ltda., as assignee of the rights and obligations undertaken by Lanxess Deutschland GmbH under the Agreement (“Lanxess”), announce to its shareholders and to the market in general that:

1. Lanxess and Petroflex’s Selling Shareholders concluded on this date the transference, to Lanxess, of 17,102,002 common shares and 7,416,602 preferred shares “class A” that represent 72.38% of Petroflex’s total common shares and 64.16% of Petroflex’s total preferred shares “class A”, respectively, and 69,68% of Petroflex’s total capital stock, in accordance with the terms of the Agreement. As a result of such transfers, the Shareholders’ Agreement relating to Petroflex dated April 10, 1992, as amended, was terminated on the date hereof.

2. The total acquisition price paid in cash by Lanxess to the Selling Shareholders on the date hereof was R$526,680,000.00 (five hundred and twenty-six million, six hundred and eighty thousand Reais) (“Acquisition Price”), corresponding to R$22.86 (twenty-two Reais and eighty-six cents) per common share and R$18.29 (eighteen Reais and twenty-nine cents) per preferred shares “class A”. As usual for transactions of this nature, the Acquisition Price is subject to an adjustment considering the variation of the working capital and net indebtedness of Petroflex, which may cause a reduction on the Acquisition Price, as provided for in the Agreement.

3. As a consequence of the transfer of the corporate control of Petroflex, and in accordance with Law No. 6,404/76 and CVM Instruction No. 361/02, Lanxess shall launch, subject to the registration by the CVM, a tender offer (“Tender Offer”) for the acquisition of all outstanding common shares issued by Petroflex, in compliance with article 254-A of Law No. 6,404/76. Additionally, in view of the intended delisting of Petroflex’s shares from the São Paulo Stock Exchange, Lanxess intends also to file a request for the approval of such de-listing (the “De-listing Offer”) in conjunction with the Tender Offer, which, once approved by CVM, shall result in the effecting of a single offer (the “Combined Offer”). The request for the Combined Offer shall be submit to CVM in no more than thirty (30) days as from this date, and, once approved, will be for the acquisition of all outstanding common and “class A” preferred shares issued by Petroflex.

4. As informed in the Relevant Fact released on December 13, 2007, in the Tender Offer Lanxess will offer an amount of up to R$18,29 (eighteen Reais and twenty-nine cents) per common share, equivalent to 80% of the price stipulated in item 2, above. In connection with the De-listing Offer, Lanxess intends to offer an amount of up to R$18,29 (eighteen Reais and twenty-nine cents) per preferred share “class A”. Such prices and the other terms and conditions of the Combined Offer, shall be disclosed by Lanxess to Petroflex’s shareholders and the market in general in due course upon confirmation of the final Acquisition Price.

Rio de Janeiro, April 1, 2008

Carlos José Fadigas de Souza Filho	Jörg Schneider	Vitor Mallmann
CFO and Investors Relation Officer	CEO and Investors Relation Officer	Vice President and Investors Relation Officer
Braskem S.A.	Petroflex Indústria e Comércio S.A.	Unipar – União de Indústrias Petroquímicas S.A.

Marcelo Lacerda Soares
CEO
Lanxess Participações Ltda.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.